UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Lapolla Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

516648 10 2

(CUSIP Number)

Richard J. Kurtz
c/o Lapolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032
(281) 219-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2
1. Names of Reporting Persons. Richard J. Kurtz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 72,330,504(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 72,305,504(1)(2)(3)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 72,330,504 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 56.0%(4)
14. Type of Reporting Person (See Instructions) IN

(1)     Includes 1,356,144 shares of common stock issuable upon the exercise of vested and exercisable stock options.

(2)     This amount does not reflect an additional 443,856 shares of common stock issuable upon exercise of stock options that are subject to vesting and are not exercisable within 60 days of the date of this report.

(3)     This amount does not include 25,000 shares of common stock that are subject to vesting. The Reporting Person does not have dispositive control with respect to shares of common stock subject to vesting.

(4)     The percentage ownership interest is determined based on 127,816,247 shares of common stock outstanding as of October 4, 2017, as disclosed by the Issuer on Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2017.

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by Richard J. Kurtz (the “Reporting Person”), and supplements and amends that Statement on Schedule 13D filed on July 20, 1999, as amended by Amendment No. 1 filed on October 21, 2014, Amendment No. 2 filed on December 5, 2014, Amendment No. 3 filed on December 31, 2014 and Amendment No. 4 filed on October 10, 2017 ("Amendment No. 4"), with respect to the common stock, par value $0.01 (the “Common Stock”) of Lapolla Industries, Inc. (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

This Amendment is being filed to correct certain errors contained in Amendment No. 4 with respect to the number of shares of Common Stock the Reporting Person beneficially owned and to correct a similar error contained in Exhibit 10.19 filed thereto. Except as otherwise specified in this Amendment, all previous Items are unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Due to an administrative error, Schedule I to the Voting Agreement filed as Exhibit 10.19 to Amendment No. 4 did not reflect the correct number of shares subject to the Voting Agreement. The Voting Agreement filed as Exhibit 10.20 hereto now reflects the correct number of shares subject to the Voting Agreement.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.20 hereto and is incorporated by reference herein."

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

“(a) See the information contained on the cover page to this Amendment, which is incorporated herein by reference. The percentage of the class beneficially owned by the Reporting Person is based on 127,816,247 shares of common stock outstanding as of October 4, 2017, as disclosed by the Issuer on Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2017.

(b) See the information contained on the cover page to this Amendment, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 concerning the Voting Agreement is incorporated by reference herein.”

Item 7.          Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

“The following exhibit is filed as an additional exhibit to the Schedule 13D:

Exhibit Number	Description of Exhibit
10.20	Voting Agreement, dated as of October 4, 2017, by and between Icynene U.S. Holding Corp. and the Reporting Person (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 23, 2017

RICHARD J. KURTZ
/s/ Richard J. Kurtz
Richard J. Kurtz